UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TITAN TRADING ANALYTICS INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

887902104
(CUSIP Number)

Harold F.G. Elke

Suite 751, 815 – 8th Avenue, S.W.
Calgary, Alberta
Canada  T2P 3P2
(403) 543-2186
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2006 through to February 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887902104	13D	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Harold F.G. Elke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,832,375

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,832,375

	10.	Shared Dispositive Power

CUSIP No. 887902104	13D	Page 3 of 6 Pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,832,375

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.88%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada.

Item 2. Identity and Background.

(a)	(i) Dr. Harold F.G. Elke

(b)	(i) 521-6 Street South, Lethbridge, Alberta, T1J 2E1

(c)	(i) Director; Titan Trading Analytics Inc.; software company; Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada

(d)	(i) Dr. Harold F.G. Elke has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

(i) Dr. Harold F.G. Elke has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 887902104	13D	Page 4 of 6 Pages

(f)	(i) Canadian

Item 3. Source and Amount of Funds or Other Consideration.

Dr. Harold F.G. Elke became a director of Titan Trading Analytics on October 24, 2006.

Previously, he acquired in the public market and through private placements 725,077 common shares registered in his name and 211,031 common shares registered in the name of Harold F.G. Elke Professional Corp. (a company wholly owned by Dr. Elke). He also, acquired through private placements 362,541 warrants registered in his name and 98,016 warrants registered in the name of Harold F.G. Elke Professional Corp. Purchases ranged in price per share from $0.18 to $0.35 (Cdn).

In a private placement of units (“Units”) of the Issuer that closed on December 12, 2006, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Dr. Elke acquired and registered in the name of Harold F.G. Elke Professional Corp., 857,141 common shares and 428,569 warrants.   The aggregate amount paid by Dr. Elke from his personal funds for the Units was Cdn$300,000.  In order to purchase the common shares underlying the warrants, Dr. Elke must pay the exercise price for such securities.

On January 8, 2007, as a result of his position with the Issuer, Dr. Elke was granted 150,000 stock options to acquire common shares.  In order to purchase the common shares subject to the stock options, Dr. Elke must pay the exercise price for such securities.

Item 4. Purpose of Transaction.

In public market transactions and through private placements Dr. Elke acquired a total of 1,793,249 common shares and a total of 889,126 warrants to purchase common shares. Dr. Elke purchased these   securities for investment purposes.

Dr. Elke was granted 150,000 stock options to acquire common shares. These stock options that were granted to Dr. Elke by the Issuer are as a result of his position with the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)

Dr. Harold Elke is the beneficial owner of 2,832,375 common shares, or 7.88% of the Issuer's outstanding common shares as of February 1, 2007, which includes (A) 150,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that vest over an 18-month period commencing January 8, 2007 and are exercisable at an exercise price of Cdn$0.30 per share until January 8, 2012; (B) 82,778 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.30 per common share and expire on October 13, 2007; (C) 208,335 common shares underlying warrants that are exercisable any time at an exercise price  of Can$0.40 until February 1, 2008; (D) 71,428 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.50 per common share until July 31, 2008; (E) 69,445 common shares underlying warrants that are exercisable any time at an exercise price of Can$0.40 until February 1, 2008 held by Harold F.G. Elke Professional Corporation that are deemed to be beneficially owned by Dr. Elke; (F) 28,571 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.50 per common

CUSIP No. 887902104	13D	Page 5 of 6 Pages

share until July 31, 2008 held by Harold F.G. Elke Professional that are deemed to be beneficially owned by Dr. Elke; and (G) 428,569 common shares underlying warrants that are exercisable commencing April 13, 2007 at an exercise price of Cdn$0.50 per share until December 12, 2008 held by Harold F.G. Elke Professional that are deemed to be beneficially owned by Dr. Elke.

(b)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote of 2,832,375 common shares, which includes (1) 150,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; and (2) 889,126 common shares issuable upon the exercise of warrants;

(ii)

Shared power to vote or to direct the vote of 0 common shares.

(iii)

Sole power to dispose or to direct the disposition of 2,832,375 common shares, which includes (1) 150,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 889,126 common shares issuable upon the exercise of warrants;

(iv)

Shared power to dispose or to direct the disposition of 0 common shares.

(c)	Except as described in Item 3 above, Dr. Harold Elke did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Dr. Harold Elke may acquire 150,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that vest over an 18-month period commencing January 8, 2007 and are exercisable at an exercise price of Cdn$0.30 per share until January 8, 2012;

Dr. Harold Elke may acquire 82,778 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.30 per common share and expire on October 13, 2007;

Dr. Harold Elke may acquire 277,780 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.30 per common share until February 1, 2007 and then at Can$0.40 until February 1, 2008;

Dr. Harold Elke may acquire 99,999 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.50 per common share until July 31, 2008.

Dr. Harold Elke may acquire 428,569 common shares underlying warrants that are exercisable commencing April 13, 2007 at an exercise price of Cdn$0.50 per share until December 12, 2008.

CUSIP No. 887902104	13D	Page 6 of 6 Pages

Item 7. Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 1, 2007

/s/ Harold F.G. Elke
Harold F.G. Elke